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First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166

MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

VIA EDGAR TRANSMISSION
----------------------

July 27, 2012

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE: FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NO. 811-08306) FIRST METLIFE INVESTORS INSURANCE COMPANY:

     POST-EFFECTIVE AMENDMENT NO. 5 TO THE REGISTRATION STATEMENT ON FORM N-4 (FILE NO. 333-176680; (CLASS VA - 4));
     POST-EFFECTIVE AMENDMENT NO. 4 TO THE REGISTRATION STATEMENTS ON FORM N-4 (FILE NOS. 333-176691 (CLASS VA); AND 333-176679 (CLASS S AND S - L SHARE OPTION)); AND
     POST-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM N-4 (FILE NO. 333-178515 (CLASS 0));

     AND

     METLIFE INVESTORS USA SEPARATE ACCOUNT A (FILE NO. 811-05200) METLIFE INVESTORS USA INSURANCE COMPANY:

     POST-EFFECTIVE AMENDMENT NO. 5 TO THE REGISTRATION STATEMENT ON FORM N-4 (FILE NO. 333-176374 (SERIES VA));
     POST-EFFECTIVE AMENDMENT NO. 4 TO THE REGISTRATION STATEMENTS ON FORM N-4 (FILE NOS. 333-176698 (SERIES S AND S - L SHARE OPTION); AND 333-176676 (SERIES VA -4)); AND
     POST-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM N-4 (FILE NO. 333-178514 (SERIES O))

Dear Mr. Oh:

First MetLife Insurance Company and MetLife Investors USA Insurance Company (the "Companies"), on its own behalf and on behalf of First MetLife Variable Annuity Account One and MetLife Investors USA Separate Account A (the "Separate Accounts"),

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Min Oh, Esq.
July 27, 2012
Page 2

provide this letter in response to oral comments provided by the staff of the U.S. Securities and Exchange Commission ("Commission") on July 17, 2012, with respect to the above referenced Post-Effective Amendments to the Separate Accounts' registration statements.

The Companies acknowledge that:

     . Commission staff comments or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filings;

     . the Companies, on behalf of the Separate Accounts, are responsible for the adequacy and accuracy of the disclosure in the filings; and

     . the Companies, on behalf of the Separate Accounts, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

If you have any questions or further comments, please call the undersigned at
(617) 578-3784 or Tom Conner at (202) 414-9208.

Sincerely,


/s/ Gregory E. Illson
--------------------------
Gregory E. Illson
Vice President

cc:  W. Thomas Conner, Esq.
     Michele H. Abate, Esq.